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                          October 4, 2023

       R. LaDuane Clifton, CPA
       Chief Financial Officer, Secretary and Treasurer
       Zevra Therapeutics, Inc.
       1180 Celebration Boulevard, Suite 103
       Celebration, FL 34747

                                                        Re: Zevra Therapeutics,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed September 29,
2023
                                                            File No. 333-274758

       Dear R. LaDuane Clifton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stephanie M. Hosler,
Esq.